FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

February 2, 2015	1500 University Street, Suite 700 Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Canadian National Railway Company

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual Meeting
Record Date for Notice of Meeting :		March 05, 2015
Record Date for Voting (if applicable) :		March 05, 2015
Beneficial Ownership Determination Date :		March 05, 2015
Meeting Date :		April 21, 2015
Meeting Location (if available) :		Memphis, Tennessee, U.S.A.
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No
Voting Security Details:
Description	CUSIP Number		ISIN
COMMON SHARES	136375102		CA1363751027

Sincerely,

Computershare

Agent for Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 2, 2015	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel